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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of May 2006

Commission File Number         333-103743


                                 Genterra Inc.
                (Translation of registrant's name into English)

                106 Avenue Road, Toronto, Ontario, Canada M5R 2H3
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F....X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Included in this Report on Form 6-K:

Press Release issued May 29, 2006

Interim Financial Statements for the Six-month Period ended March 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations for the Six-month Period ended March 31, 2006

Certification of Interim Filings - Mark Litwin

Certification of Interim Filings - Stan Abramowitz

                                  GENTERRA INC.


                                  PRESS RELEASE


Toronto, Ontario - May 29, 2006 - Genterra Inc.(TSX Venture - "GIC.A" - Class A)

Genterra Inc. reports second quarter financial results

Revenues for the six month period ended March 31, 2006 increased to $1,711,653 from $1,622,988 in the comparable 2005 period. Net Earnings for the period were $283,222 compared to $211,052 in the comparable 2005 period. Earnings per share for the period was $0.013 compared with $0.009 in the comparable 2005 period.

Genterra Inc. is a management and holding company whose assets include rental real estate properties, equity investments and loans and mortgages receivable.

"Safe Harbor" statement under the Private Securities Reform Act of 1995: This release may contain forward-looking statements which reflect management's current views of future events and operation. These forward-looking statements are based on assumption and external factors, including assumptions relating to product pricing, competitive market conditions, financial data and other risks or uncertainties detailed from time to time in the Company's filings with the Securities and Exchange Commission. These forward-looking statements represent the Company's judgement as of the date of this release and any changes in the assumptions or external factors could produce significantly different results.

For further information, please contact:

Stan Abramowitz, Secretary
(416) 920-0500



Disclaimer: TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

                                  GENTERRA INC.

                           CONSOLIDATED BALANCE SHEET
                                   (Unaudited)

                                                                                   March 31      September 30
                                                                                     2006            2005
         A S S E T S
   CURRENT
     Cash and short-term investments                                           $    5,147,127    $    4,373,641
     Marketable securities  (market value - $858,727)                                 755,916           743,675
     Accounts receivable                                                              266,019           236,941
     Prepaid expenses and deposits                                                     40,713           150,497
     Current portion of notes and mortgages receivable                              1,613,707         1,861,707
     Future income taxes                                                                7,000             6,600
                                                                                 -------------     -------------
                                                                                    7,830,482         7,373,061

   NOTES AND MORTGAGES RECEIVABLE                                                     249,000           249,000

   INVESTMENTS                                                                      1,646,639         1,646,639

   RENTAL REAL ESTATE PROPERTIES                                                   11,934,787        12,183,550

   FUTURE INCOME TAXES                                                                146,156           155,890

                                                                                 -------------     -------------

                                                                               $   21,807,064    $   21,608,140
                                                                                 =============     =============


         L I A B I L I T I E S

   CURRENT
     Accounts payable and accrued liabilities                                  $      353,623    $      362,332
     Income taxes payable                                                             199,633             8,280
     Current portion of long-term debt                                                463,822           452,414
                                                                                 -------------     -------------

                                                                                    1,017,078           823,026

   LONG-TERM DEBT                                                                   4,245,751         4,480,556

   FUTURE INCOME TAXES                                                              1,241,226         1,284,771
                                                                                 -------------     -------------

                                                                                    6,504,055         6,588,353
                                                                                 -------------     -------------


         S H A R E H O L D E R S' E Q U I T Y

   CAPITAL STOCK                                                                   13,133,945        13,133,945

   RETAINED EARNINGS                                                                2,169,064         1,885,842
                                                                                 -------------     -------------

                                                                                   15,303,009        15,019,787
                                                                                 -------------     -------------

                                                                               $   21,807,064    $   21,608,140
                                                                                 =============     =============

                                  GENTERRA INC.

                      CONSOLIDATED STATEMENT OF OPERATIONS
                              AND RETAINED EARNINGS

                                   (Unaudited)

                                                                Six Months ended March 31         Three Months ended March 31
                                                                 2006            2005                 2006            2005
   REVENUE
     Rent                                                   $   1,566,830  $    1,538,673       $      799,368  $      774,774
     Investment income                                            144,823          84,315               78,624          35,743
                                                              ------------   -------------        -------------   -------------
                                                                1,711,653       1,622,988              877,992         810,517

   EXPENSES
     Administrative and general                                   217,419         176,811              126,018          90,525
     Rental real estate operating expenses                        610,261         560,191              301,703         285,938
                                                              ------------   -------------        -------------   -------------
                                                                  827,680         737,002              427,721         376,463
                                                              ------------   -------------        -------------   -------------

   Earnings before the following                                  883,973         885,986              450,271         434,054

     Amortization                                                 309,167         294,250              154,089         145,816
     Interest on long-term debt                                   130,705         194,096               64,755          95,758
                                                              ------------   -------------        -------------   -------------
                                                                  439,872         488,346              218,844         241,574
                                                              ------------   -------------        -------------   -------------

   Earnings before the undernoted                                 444,101         397,640              231,427         192,480

     Equity in earnings (loss) of investee                         -              (43,242)             -                14,901
     Loss on issuance of shares by equity investee                 -              (15,178)             -               (15,178)
     Gain on sale of shares of equity investee                     -               42,949              -               -
                                                              ------------   -------------        -------------   -------------
                                                                   -              (15,471)             -                  (277)
                                                              ------------   -------------        -------------   -------------

   Earnings before income taxes                                   444,101         382,169              231,427         192,203

     Income taxes                                                 160,879         171,117               86,639          72,317
                                                              ------------   -------------        -------------   -------------

   NET EARNINGS FOR THE PERIOD                                    283,222         211,052              144,788         119,886

   RETAINED EARNINGS, beginning of period                       1,885,842         810,987            2,024,276         902,153
                                                              ------------   -------------        -------------   -------------


   RETAINED EARNINGS, END OF PERIOD                         $   2,169,064  $    1,022,039       $    2,169,064  $    1,022,039
                                                              ============   =============        =============   =============



   EARNINGS PER SHARE

      Basic                                                 $       0.013  $        0.009       $        0.007  $        0.005
                                                              ============   =============        =============   =============

      Diluted                                               $       0.013  $        0.009       $        0.007  $        0.005
                                                              ============   =============        =============   =============


   Weighted average number of  shares
       Basic                                                   18,763,236      18,763,236           18,763,236      18,763,236
       Diluted                                                 18,763,236      18,763,236           18,763,236      18,763,236

   Notes to Unaudited Interim Consolidated Financial Statements

The accompanying unaudited interim consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in Canada on a basis consistent with those followed in the most recent audited consolidated financial statements. These unaudited interim consolidated financial statements do not include all the information and footnotes required by the generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements and notes included in the Company's Annual Report for the year ended September 30, 2005.

                                  GENTERRA INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                   (Unaudited)


                                                                    Six Months ended March 31       Three Months ended March 31
                                                                     2006            2005                 2006            2005
   OPERATING ACTIVITIES
     Net earnings for the period                                $     283,222  $      211,052       $      144,788  $      119,886
     Amortization                                                     309,167         294,250              154,089         145,816
     Equity in (earnings) loss of investee                             -               43,242              -               (14,901)
     Loss on issuance of shares by equity investee                     -               15,178              -                15,178
     Gain on sale of shares of equity investee                         -              (42,949)             -               -
     Future income taxes                                              (34,211)        171,117              (23,376)         72,317
                                                                  ------------   -------------        -------------   -------------
                                                                      558,178         691,890              275,501         338,296
     Change in non-cash components of working capital
       Accounts receivable                                            (29,078)         40,604              (15,448)        162,038
       Income taxes receivable                                         -              (12,283)             -                 3,012
       Prepaid expenses and deposits                                  109,784         112,175                   28          (3,488)
       Accounts payable and accrued liabilities                        (8,709)        -                   (111,754)
       Income taxes payable                                           191,353         141,319              123,129         104,771
                                                                  ------------   -------------        -------------   -------------
                                                                      821,528         973,705              271,456         604,629
                                                                  ------------   -------------        -------------   -------------


   FINANCING ACTIVITIES
     Repayment of long-term debt                                     (223,397)       (227,086)            (112,391)       (113,539)
                                                                  ------------   -------------        -------------   -------------


   INVESTING ACTIVITIES
     Change in marketable securities                                  (12,241)        (52,463)              (6,335)        (19,707)
     Decrease (increase) in investment in notes and
       mortgages receivable                                           248,000          97,000               (2,000)         (3,000)
     Expenditures on real estate properties                           (60,404)       (164,030)              (3,204)       (111,720)
     Proceeds from sale of shares of equity investee                   -               68,123              -               -
                                                                  ------------   -------------        -------------   -------------
                                                                      175,355         (51,370)             (11,539)       (134,427)
                                                                  ------------   -------------        -------------   -------------


   CHANGE IN CASH AND CASH EQUIVALENTS                                773,486         695,249              147,526         356,663

   Cash and cash equivalents at beginning of period                 4,373,641       1,758,109            4,999,601       2,096,695
                                                                  ------------   -------------        -------------   -------------

   CASH AND CASH EQUIVALENTS AT END OF PERIOD                   $   5,147,127  $    2,453,358       $    5,147,127  $    2,453,358
                                                                  ============   =============        =============   =============


   Supplementary cash flow information:

      Income taxes paid                                         $      22,972  $       22,347       $          447  $        1,359
      Interest paid                                             $     131,716  $      194,924       $       65,222  $       96,181

   --------------------------------------------------------------------------------------------------------------------------------


   Segmented information (expressed in thousands of dollars)

                                                                    Six Months ended March 31       Three Months ended March 31
                                                                     2006            2005                 2006            2005
      Revenue               Canada                              $       1,712  $        1,623       $          878  $          811
                            United States                              -              -                    -               -
                                                                  ------------   -------------        -------------   -------------
                                                                $       1,712  $        1,623       $          878  $          811
                                                                  ============   =============        =============   =============

      Net earnings (loss)   Canada                              $         283  $          226       $          145  $          120
                            United States                              -                  (15)             -               -
                                                                  ------------   -------------        -------------   -------------
                                                                $         283  $          211       $          145  $          120
                                                                  ============   =============        =============   =============

      Total assets          Canada                              $      20,160  $       17,960
                            United States                               1,647           2,479
                                                                  ------------   -------------
                                                                $      21,807  $       20,439
                                                                  ============   =============

                                  GENTERRA INC.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                                       OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                  FOR THE SIX MONTH PERIOD ENDED MARCH 31, 2006


The following management's discussion and analysis ("MD&A") provides a review of the financial condition and results of operations of Genterra Inc. ("the Company") for the six months ended March 31, 2006. This MD&A should be read in conjunction with the Company's March 31, 2006 unaudited interim consolidated financial statements included elsewhere herein.

In this document and in the Company's unaudited consolidated financial statements, unless otherwise noted, all financial data is prepared in accordance with Canadian Generally Accepted Accounting Principles ("Canadian GAAP"). All amounts, unless specifically identified as otherwise, both in the unaudited interim consolidated financial statements and this MD&A, are expressed in Canadian dollars.

Management's Discussion and Analysis contains forward-looking statements, including statements concerning possible or assumed future results of operations of the Company. Forward-looking statements typically involve words or phrases such as "believes", "expects", "anticipates", "intends", "foresee", "estimates" or similar expressions. Forward-looking statements involve risks, uncertainties and assumptions, as described from time to time in the Company's reports and filed with the United States Securities and Exchange Commission and securities commissions in Canada, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. In addition, the Company expressly disclaims any obligation to publicly update or alter its previously issued forward-looking statements.

During the year ended September 30, 2005, the Company sold a portion of its holdings in Synergx Systems Inc. ("Synergx") on the public market. The sale has substantially increased the Company's working capital and provides funds for future investment. The Company no longer exercises significant influence over the operations of Synergx. Accordingly, effective June 30, 2005, Genterra has ceased recording in its financial statements its share of earnings of Synergx and now accounts for this investment on the cost basis.



LIQUIDITY AND CAPITAL RESOURCES

The Company's principal sources of liquidity are cash on hand, marketable securities and cash flow from rental, finance and investment operations. In addition, $750,000 of the Company's notes and mortgages receivable have scheduled repayments during the next twelve months.

The Company's working capital amounted to $6,813,404 at March 31, 2006, compared to $6,550,035 at September 30, 2005. The ratio of current assets to current liabilities was 7.70:1 at March 31, 2006 and 8.96:1 at September 30, 2005. The increase in working capital is primarily due to the cash generated from operations during the period. The working capital ratio was impacted by the provision for income taxes during the period and increased accounts payable at the end of the period. In the 2005 comparable period, the Company's tax provision was offset by capital and non-capital losses carried forward.

During the six months ended March 31, 2006, the Company's cash position increased by $773,486 to $5,147,127. The change was due to the net result of the following increases and utilizations:

- - Operating Activities increased cash by $821,528. This was as a result of $558,178 in cash generated from operations and $263,350 of cash realized from changes in non-cash components of working capital.

- - Financing Activities utilized $223,397 in cash to make scheduled repayments on mortgage obligations.

- - Investing Activities increased cash by $175,355. During the period, the Company realized $248,000 in cash as a result of the repayment of outstanding notes and mortgages receivable. The Company utilized $60,404 for additions to rental real estate properties and $12,241 in cash to increase its holdings of marketable securities.

The Company anticipates that it will require approximately $2,500,000 in order to meet its ongoing expected costs for the next twelve months. These costs include real estate operating expenses, fees for management and administrative services provided to the Company, legal and audit fees, financing expenses, public company shareholder costs and income taxes. The Company expects to generate the revenue required in order to service these expenditures from rental revenue from existing leased real estate, finance and investment income. In addition, the Company has scheduled long-term debt repayments of approximately $464,000 in the next twelve months. Cash flow from operations will be used to finance these regularly scheduled debt repayments.


RESULTS OF OPERATIONS


The following tables set forth items derived from the consolidated statements of operations (expressed in thousands of dollars except for earnings per share) for each of the eight most recently completed quarters

---------------------------------------------------------------------------------------------------------------------
                                  2006                              2005                              2004
                               (Unaudited)                       (Unaudited)                      (Unaudited)
                            --------- --------     --------- ---------- --------- ---------     -------- --------

                             Second    First       Fourth    Third      Second    First         Fourth   Third
                            Quarter   Quarter      Quarter    Quarter   Quarter   Quarter       Quarter  Quarter
                            --------- --------     --------- ---------- --------- ---------     -------- --------
Revenue                         $878     $834          $758       $774      $811      $812         $751     $714

Net earnings                     145      138           768         96       120        91          466      217

Earnings per share
  Basic                      $ 0.007  $ 0.006        $ 0.040    $ 0.004   $ 0.005   $ 0.004      $ 0.024  $ 0.011
  Diluted                      0.007    0.006          0.040      0.004     0.005     0.004        0.024    0.011

---------------------------------------------------------------------------------------------------------------------


Periods ended March 31, 2006 and 2005


The following table sets forth items derived from the consolidated statements of operations for the three month periods ended March 31, 2006 and 2005 and for the six month periods ended March 31, 2006 and 2005.

---------------------------------------------------------------------------------------------------------------------
                                                       Three Months Ended                   Six Months Ended
                                                      March 31 (Unaudited)                March 31 (Unaudited)
                                                 --------------------------------    --------------------------------
                                                      2006             2005               2006             2005
                                                 --------------------------------    --------------------------------
Revenue                                                $ 877,992       $ 810,517         $ 1,711,653     $ 1,622,988
Administrative expenses                                 (126,018)        (90,525)           (217,419)       (176,811)
Rental real estate expenses                             (301,703)       (285,938)           (610,261)       (560,191)
Other expenses                                          (218,844)       (241,574)           (439,872)       (488,346)
Loss on equity items                                           -            (277)                  -         (58,420)
Gain on sale of shares of equity investee                      -               -                   -          42,949
                                                       ---------       ---------         -----------     ------------
Earnings before income taxes                             231,437         192,203             444,101         382,169
Income taxes                                             (86,639)        (72,317)           (160,879)       (171,117)
                                                      ----------       ---------         -----------     -----------
Net earnings
                                                      $  144,788       $ 119,886         $   283,222     $   211,052
                                                      ==========       =========         ===========     ============
---------------------------------------------------------------------------------------------------------------------

Revenue. Rental revenue for the second quarter ended March 31, 2006 was $799,368, an increase of $24,594, as compared to $774,774 for the comparable 2005 period. Rental revenue for the six months ended March 31, 2006 was $1,566,830, an increase of $28,157, as compared to $1,538,673 for the comparable 2005 period. Investment income for the three months ended March 31, 2006 was $78,624 as compared to $35,743 for the comparable 2005 period. Investment income for the six months ended March 31, 2006 was $144,823 as compared to $84,315 for the comparable 2005 period. The increase in investment income is reflective of increased investment levels at more favourable rates.


Administrative Expenses. Administrative expenses include fees for management and administrative services, legal and audit fees, financing expenses and public company shareholder costs. Administrative expenses for the three months ended March 31, 2006 were $126,018 as compared to $90,525 for the comparable 2005 period. Administrative expenses for the six months ended March 31, 2006 increased to $217,417 from $176,811 in the comparable 2005 period. The increase during the period and the current quarter ended March 31, 2006 is primarily due to the increased cost of complying with regulatory requirements and the directors and officers liability insurance policy.


Rental Real Estate Operating Expenses. Rental real estate operating expenses for the three months ended March 31, 2006 were $301,703 as compared to $285,938 for the comparable 2005 period. Rental real estate operating expenses for the six months ended March 31, 2006 were $610,261 as compared to $560,191 for the comparable 2005 period. The increase in rental real estate operating expenses was primarily due to the cost of roof repairs at one of the Company's rental properties.


Other Expenses. The Company incurred interest expense of $64,755 and $95,758 for the second quarter of fiscal 2006 and 2005 respectively. Interest expense for the six month period ended March 31, 2006 was $130,705 and $194,096 for the comparable 2005 period. Amortization for the three months ended March 31, 2006 and 2005 were $154,089 and $145,816 respectively. Amortization for the six month period ended March 31, 2006 was $309,167 and $294,250 for the comparable 2005 period. The decrease in interest cost during the first and second quarters of 2006 was due to the substantial decrease in interest rate on a new mortgage, finalized in June 2005.


Equity Items. The Company no longer exercises significant influence over the operations of Synergx. Accordingly, effective June 30, 2005, Genterra has ceased recording in its financial statements its share of earnings of Synergx and now accounts for this investment on the cost basis. During the three month period ended March 31, 2005 the Company recorded equity earnings of $14,901 from this investment and an equity loss on issuance of shares by Synergx of $15,178. During the six month period ended March 31, 2005 the Company recorded an equity loss of $43,232. In addition, the Company sold 15,000 common shares of Synergx realizing a gain of $42,949.


Income Tax Provision. During the three month period and six month periods ended March 31, 2006 the Company recorded income taxes of $86,639 and $160,879. Due to the utilization of non-capital and capital losses carried forward, during the comparable 2005 periods the Company recorded a future income tax expense of $72,317 and $171,117, respectively. The effective tax rates were 37.4% and 37.6% for the three month periods ended March 31, 2006 and 2005, respectively. The effective tax rates were 36.2% and 44.8% for the six month periods ended March 31, 2006 and 2005. The difference between the Company's statutory tax rate and its effective tax rate is due to permanent differences primarily due to capital gains treatment for tax purposes and non-taxable equity items.


Net Earnings. The Company reported net earnings of $144,788 for the three months ended March 31, 2006, compared with net earnings of $119,886 for the comparable 2005 period. Net earnings for the six months ended March 31, 2006 was $283,222 as compared to net earnings of $211,052 for the comparable 2005 period. The overall improvement in fiscal 2006 results primarily from the increased performance of the Company's investment portfolio and the interest savings on the new mortgage financing. This was offset by an increase in administrative and property maintenance expenses during the period.


Inflation. Inflation has not had a material impact on the results of the Company's operations during the periods under review and it is not anticipated to materially impact on the Company's operations during the balance of the fiscal year.

RELATED PARTY TRANSACTIONS

The Company entered into transactions and had outstanding balances with various companies related by common ownership and management.

The transactions with related parties are in the normal course of business and are measured at the exchange amount which, is the amount of consideration established and agreed to by the related parties.

Related party transactions for the six month period ended March 31, 2006 are summarized as follows:

o The Company leases its property situated at 450 Dobbie Drive, Cambridge, Ontario to The Cambridge Towel Corporation ("Cambridge"). The lease term, as renewed, commenced January 1, 2004 and ends December 31, 2007, at an annual net, net rental of $926,345. The results of operations include rental revenue of $463,173 pertaining to this lease for the period from October 1, 2005 to March 31, 2006. Mark I. Litwin and Stan Abramowitz are officers and/or directors of the Company and Cambridge. Fred A. Litwin indirectly owns or controls approximately 34.5% of Cambridge and 21.6% of the Company.

o The Company leases its property situated at 200 Glendale Avenue North, Hamilton, Ontario to Cambridge. The lease term commenced February 1, 1996 and ends January 31, 2011, at an annual net, net rental of $413,400 for the first 5 years and at a negotiated rate thereafter. The results of operations include rental revenue of $206,700 pertaining to this lease for the period from October 1, 2005 to March 31, 2006. Mark I. Litwin and Stan Abramowitz are officers and/or directors of the Company and Cambridge. Fred
     A. Litwin indirectly owns or controls approximately 34.5% of Cambridge and 21.6% of the Company.

o The Company leases part of its property situated at 140 Wendell Avenue, Toronto, Ontario to Distinctive Designs Furniture Inc. ("Distinctive"). The lease, which was renewed on October 1, 2004 at an annual rental of $275,000 per year, ends September 30, 2007. The results of operations include rental revenue, inclusive of expense recoveries, of $164,578 pertaining to this lease for the period from October 1, 2005 to March 31, 2006. Alan Kornblum and Stan Abramowitz are directors and/or officers of the Company and Distinctive. Fred A. Litwin owns or controls approximately 50.3% of Distinctive and 21.6% of the Company.

o The Company leases part of its property situated at 1095 Stellar Drive, Newmarket, Ontario to Fitcity Health Centre Inc. ("Fitcity"). The lease term commenced January 1, 2003 and ends December 31, 2007 at an annual net, net rental of $111,240 per year. The results of operations include rental revenue, inclusive of expense recoveries, of $116,013 pertaining to this lease for the period from October 1, 2005 to March 31, 2006. A wholly owned subsidiary of the Company is a party to a loan agreement with Fitcity bearing interest at prime plus 1% per annum and repayable on demand. During the six month period ended March 31, 2006 the Company received $11,587 of interest on this loan. As at March 31, 2006, Fitcity owed an aggregate amount of $379,091 of secured debt under this facility. The Company and Fitcity have agreed that annual repayments on this debt will be based on fifty percent (50%) of Fitcity's annual free cash flow beginning with its 2006/2007 fiscal year. In addition, Fitcity has provided the Company with a guarantee from an affiliated company for a minimum debt repayment of $50,000 in the first year. Mark I. Litwin is a director and/or officer of the Company and Fitcity and is the majority shareholder of Fitcity.

o    Management Contracts

     During the six month period ended March 31,2006, Forum Financial Corporation ("Forum") provided administrative services to the Company for fees of $72,333. The services provided include office facilities and clerical services, including bookkeeping, accounting and shareholder related services. When requested, additional services are also provided on a fee-for-service basis. Stan Abramowitz is an officer and director of Forum and of the Company. Fred A. Litwin owns or exercises control and direction over Forum and 21.6% of the Company.

     During the six month period ended March 31, 2006, First Ontario Investments Inc. ("FirstOnt") provided property management services to the Company for fees of $55,000. Stan Abramowitz and Mark I. Litwin are directors and/or officers of FirstOnt and the Company. Fred A. Litwin owns or exercises control and direction over FirstOnt and 21.6% of the Company.

     During the six month period ended March 31, 2006 consulting services were provided to the Company by Mark I. Litwin for fees of $18,000. Mark I. Litwin is president of the Company.

SHARE DATA

The following table sets forth the outstanding Share Data for the Company as at March 31 and May 29, 2006:


                                                                                        Authorized           Issued
-----------------------------------------------------------------------------------------------------------------------
Class A shares
     - subordinate voting, participating, $0.005 non-cumulative priority dividend       Unlimited          18,279,225

Class B shares
      - multiple voting (8 votes each), participating                                   Unlimited             484,012
       (each share is convertible into 1 Class A share)

Special shares
     - voting, non-participating, redeemable                                            Unlimited                   -

Class C preferred shares, Series 1
     - non-voting, non-participating, $0.026 non-cumulative, redeemable                 Unlimited           1,704,115

Class D preferred shares, issuable in series:
     Series 1 - non-voting, non-participating, $0.0023 non-cumulative, redeemable       Unlimited           2,475,009
     Series 2 - non-voting, non-participating, $0.0023 non-cumulative, redeemable       Unlimited             810,059

Class E preferred shares
     - non-voting, non-participating, $0.14 cumulative, redeemable                      Unlimited             115,258

Class F preferred shares
     - non-voting, non-participating, $0.06 cumulative, $1 redeemable, convertible      Unlimited             632,493
       (each 98 Class F preferred shares are convertible into either 1 Class A share and 1 Class B or 2 Class A shares)

Preference shares, Series 1
     - non-voting, non-participating, redeemable, $0.0084 cumulative                    Unlimited           1,935,256


RISKS AND UNCERTAINTIES

THE COMPANY'S RESULTS ARE DEPENDENT ON ITS RENTAL REAL ESTATE PROPERTIES

The following items could be considered as risk factors related thereto:

A.   REAL PROPERTY INVESTMENT

     All real property investments are subject to elements of risk. Such risks include general economic conditions, local real estate market conditions, demand for real property generally and in the local area, competition for other available premises and various other risk factors.

     Real property investments tend to be relatively illiquid, with a degree of liquidity generally fluctuating in relation to demand for and the perceived desirability of such investments. Such illiquidity may tend to limit the Company's ability to vary its portfolio promptly in response to changing economic or investment conditions. If the Company were required to liquidate its real property investments, the proceeds to the Company might be significantly less than the aggregate value of its properties on a going concern basis.

B.   LOSS OF SINGLE PURPOSE TENANTS COULD RESULT IN HIGHER LEASING COSTS

     The need to renew and release upon lease expiration is no different for the Company than it is for any other real estate portfolio. Properties that are single tenant occupied, in particular the properties located at Dobbie Drive, Cambridge, Ontario, and Glendale Avenue North, Hamilton, Ontario, with their large single purpose tenants, have tenant specific leasehold improvements. In the event that the Company is not successful in renewing these leases upon their expiration, or replacing them with a similar tenant, a significant amount of demolition will be required and could therefore be considered a risk factor.

C.   THERE IS A NEED FOR RENTAL INCOME TO MAINTAIN CASH FLOW

     The effect of negative economic and other conditions on tenants, the impact on their ability to make lease payments and the resulting impact on property cash flows could be considered a risk. For the most part, the Company's tenants are suppliers to the retail market and therefore are vulnerable to adverse economic conditions that impact retail sales. To the extent that any one of the Company's tenants is negatively impacted by such a change in economic conditions and is no longer able to meet its rental obligations, this could impact the Company as expenditures, including property taxes, capital repair and replacement costs, maintenance costs, mortgage payments, insurance costs and related charges must be made throughout the period of ownership regardless of whether the property is producing any income. If the Company is unable to meet mortgage payments on its properties, loss could be sustained as a result of the mortgagee's exercise of its rights of foreclosure and sale.

D.   LOSS OF TENANTS COULD AFFECT LEASING FLEXIBILITY

     The relocation by an existing tenant could adversely affect the Company's ability to generate income. The property located at Wendell Avenue, Toronto, Ontario is a multi-tenant facility with 70% of the building leased to 2 tenants. The balance of the building is leased to smaller tenants. In the event that one or more of these tenants was to terminate their lease and relocate, and such a tenant could not be replaced, the Company may find it difficult to provide appropriate space to prospective tenants.

E.   THE NEED TO RENEGOTIATE FINANCING TERMS AS THEY COME DUE

     The Company might not be able to successfully renegotiate mortgage financing on favourable terms on the various properties as the existing mortgages fall due.

F.   GENERAL UNINSURED LOSSES

     The Company carries comprehensive general liability for fire, flood, extended coverage and rental loss insurance with policy specifications, limits and deductibles customarily carried for similar properties. There are, however, certain types of risks (generally of a catastrophic nature such as wars or environmental contamination) that are either uninsurable or not insurable on an economically viable basis. Should an uninsured or underinsured loss occur, the Company could lose its investment in, and anticipated profits and cash flows from, one or more of its properties, but the Company would continue to be obliged to repay any recourse mortgage indebtedness on such property.

G.   ENVIRONMENT LEGISLATION AND CONTAMINATION

     Environmental legislation and policies have become an increasingly important feature of real property ownership and management in recent years. Under various laws, property owners could become liable for the costs of effecting remedial work necessitated by the release, deposit or presence of certain materials, including hazardous or toxic substances. Although all facilities are in compliance with regulatory standards, environmental contamination could be considered a risk factor. The Company's tenants include companies in the textile manufacturing business which represents a potential environmental risk. In addition, the migration of third party offsite contamination to one of the Company's properties could be considered a risk. The failure to effect any necessary remedial work may adversely affect the owner's ability to sell real estate or to borrow using the real estate as collateral and could result in claims against the owner.


INTEREST RATE RISK

The primary objective of our investment activities is to preserve capital while, at the same time, maximizing the income we receive from our investments without significantly increasing risk. Some of the securities that we invest in may have market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. For example, if we hold a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing interest rate later rises, the principal amount of our investment could decline. We currently maintain an investment portfolio consisting primarily of short-term deposits, Canadian bond obligations and equity investments. Due to the short-term nature of these investments, we believe that we have no material exposure to interest rate risk arising from our investments.


CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's discussion and analysis of its results of operations and financial condition are based upon its consolidated financial statements that have been prepared in accordance with Canadian GAAP. The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Estimates and assumptions are evaluated on an ongoing basis and are based on historical and other factors believed to be reasonable under the circumstances. The results of these estimates may form the basis of the carrying value of certain assets and liabilities and may not be readily apparent from other sources. Actual results, under conditions and circumstances different from those assumed, may differ from estimates.

The Company believes that the following accounting policy is critical to its business operations and the understanding of results of operations and affects the more significant judgements and estimates used in the preparation of its consolidated financial statements:


     Future Income Taxes - The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of the assets and liabilities. Consistent with this policy, the Company recognizes future tax assets net of a valuation allowance. Based on current projections of future taxable income over the periods in which the future income tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of the future tax assets.


OUTLOOK

On December 31, 2003, Mirtronics Inc. and Genterra Investment Corporation completed an amalgamation to form the Company. The amalgamation has resulted in the elimination of duplicative annual legal and audit fees and public company shareholder costs. In addition, the Company benefits from a single administrative, overhead and accounting facility. Management believes that the combination of resources into a larger corporation has resulted in an organization substantially stronger, with greater financial resources, better business prospects and a greater ability to finance its activities than either of the amalgamating corporations had separately. The Company's larger income base, consisting of net real estate revenue, interest income and potential gains on marketable securities, together with an increased equity base with more varied assets, should help facilitate the financing of future growth through an expansion of the Company's real estate holdings. Management continues to analyze potential real estate investments in order to deploy available resources to expand the portfolio. Management seeks to acquire real estate investments that provide both income and the potential for capital appreciation. The financing of any such acquisitions will normally be through a combination of internal resources and commercial/institutional mortgages. Management will consider deploying resources into other investment areas in order to increase the Company's cash flow from operations.


ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company's audited year end financial results and unaudited quarterly financial results, can be accessed on SEDAR (www.sedar.com) in Canada and on EDGAR (www.sec.gov/edgar.shtml) in the United States.


GENERAL

Except where otherwise indicated, information contained herein is given as of May 29, 2006.

                FORM 52-109F2 - Certification Of Interim Filings

                                  GENTERRA INC.


I, Mark I. Litwin, Chief Executive Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of GENTERRA INC. for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.


DATED: May 29, 2006.



"Signed"

Mark I. Litwin
Chief Executive Officer

Genterra Inc.

                FORM 52-109F2 - Certification Of Interim Filings

                                  GENTERRA INC.


I, Stan Abramowitz, Chief Financial Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of GENTERRA INC. for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.


DATED: May 29, 2006.



"Signed"

Stan Abramowitz
Chief Financial Officer

Genterra Inc.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    GENTERRA INC.

Date: May 29, 2006                  By:/s/STAN ABRAMOWITZ
                                    Stan Abramowitz, Chief Financial Officer